UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIVISION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

004930202

(CUSIP Number of Class of Securities)

George L. Rose, Esq.

Chief Legal Officer

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, California 90405

Telephone: (310) 255-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.

David C. Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Telephone: (213) 687-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

* No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1

☒    issuer tender offer subject to Rule 13e-4

☐    going-private transaction subject to Rule 13e-3

☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit 99.1 hereto is a transcript of a presentation made on Thursday, May 22, 2008 at 8:00 a.m. Eastern Time, by Thomas Tippl, CFO of Activision Publishing, Inc., at the 6th Annual Wedbush Morgan Securities New York MAC: Management Access Conference for Micro-Small-Mid-Cap Companies. Exhibit 99.1 is incorporated herein by reference.

Important Additional Information has been and will be filed with the SEC

This communication is being made, in part, in respect of the proposed business combination involving the Company, Vivendi and Vivendi Games. In connection with the proposed transactions, the Company has filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement and other documents regarding the proposed transactions, and plans to file with the SEC a definitive proxy statement as well as other documents regarding the proposed transactions. The definitive proxy statement will be mailed to stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND OTHER RELEVANT MATERIAL FILED WITH THE SEC, AND THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain free copies of the preliminary proxy statement and other documents filed with the SEC by the Company, and will be able to obtain free copies of the definitive proxy statement (when available) and other relevant documents to be filed with the SEC by the Company, through the website maintained by the SEC at http://www.sec.gov. Free copies of the preliminary proxy statement (and the definitive proxy statement, when available) and other documents filed with the SEC can also be obtained by directing a request to the Company’s Investor Relations department.

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement and will be contained in other relevant materials filed with the SEC (and will be contained in the definitive proxy statement and other relevant materials to be filed with the SEC when they become available).

 THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Wedbush Morgan Securities 6th Annual MAC Conference Presentation Transcript